Exhibit 99.1

Kornit Digital Acquires Custom Gateway, Expanding Cloud Software Workflow Portfolio for End-to-End Management of On-Demand Apparel and Home Décor Production

Press release

Kornit Digital

12 Ha’Amal St., Afek Park,

Rosh-Ha’Ayin 4809246, Israel

Tel: +972.3.908.5800

www.kornit.com

Press contact

Carmen Deville Makover
Head of Global PR
pr@kornit.com

Investor contact

Kelsey Turcotte

The Blueshirt Group

kelsey@blueshirtgroup.com

Acquisition marks important next step in expanding strategic partnership with leading brands, retailers, and suppliers as they accelerate digital transformation

August 11, 2020, Rosh Ha’ayin, Israel – Kornit Digital (Nasdaq: KRNT), a worldwide market leader in digital textile printing technology, announced today the acquisition of Custom Gateway, an innovative technology provider of cloud-based software workflow solutions for on-demand production business models.

“I am very pleased to announce the acquisition of Custom Gateway as we augment our market-leading capabilities with their powerful software, which we’ve evaluated thoroughly, including via several strategic customers we share,” said Ronen Samuel, Kornit Digital CEO. “Brands, retailers, suppliers, and fulfillers of all sizes stand to grow considerably through digital transformation, and with Custom Gateway, Kornit will revolutionize on-demand digital textile production with a unique end-to-end solution, giving us a powerful competitive advantage in the market.”

Custom Gateway’s robust and functionality-rich cloud platform is suitable for both B2B and B2C business models and handles all steps of efficient on-demand production. The platform enables content sourcing, creation, content management, and display at the front end. Orders created are captured by a robust order management system and are directed to the appropriate back-end production sites using sophisticated routing algorithms. Once orders proceed to the production floor, they are smartly routed and managed, to allow for efficient on-demand production on a mass scale. The entire process from order creation to shipment is enriched with integrations to existing IT environments, data-driven decisioning, and business intelligence analytics. By seamlessly connecting front end (online or other storefront) to the most suitable back end (on-demand production and logistics operation), the technology enables customers to realize the full efficiency, scalability, and profitability benefits of digitization.

Supplementing Kornit’s Konnect platform for visibility and control of print operations, Custom Gateway’s platform offers Kornit customers valuable business insights for agility in the face of market dynamics and disruption.

Custom Gateway has over 300 active customers globally, including brand names such as the U.K.’s largest fashion retailer Next, as well as other leading sports, fashion, and content brands.

“We’re excited about bringing these two creative cultures together and know from experience that Kornit and Custom Gateway are built upon a common vision,” said Andrew Talbot, Custom Gateway CEO. “Together, we will provide global brands and fulfillers optimal control of their business, ensuring swift, socially responsible fulfillment, and in a profitable model that produces and ships orders in real time, without excess inventory or labor.”

“On-demand production is overtaking traditional retail models, and the producers who harness all available data will win the marketplace,” said Omer Kulka, Kornit Digital CMO. “We’re excited to welcome Custom Gateway to the Kornit family, a development that will ultimately give end consumers the products and experiences they expect.”

Conference Call Information

The Company will host a conference call today at 5:00 p.m. ET, or 0:00 a.m. Israel time, to discuss second quarter 2020 financial results and the acquisition of Customer Gateway, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or +1-201-689-8263. The toll-free Israeli number is 1809 406 247. The confirmation code is 13707102.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 13707102. The telephonic replay will be available beginning at 8:00 p.m. ET on Tuesday, August 11, 2020, and will last through 11:59 p.m. ET on Tuesday, August 25, 2020. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

In addition, the Company will host a virtual fireside chat on Tuesday, August 18, 2020 at 10:30 a.m. ET to discuss the acquisition of Customer Gateway and the related market opportunity. Dial-in details and webcast information will be available on the investor relations section of Kornit’s website.

About Kornit Digital

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: Digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide. For more information, visit Kornit Digital at www.kornit.com.

About Custom Gateway

For more information on Custom Gateway, please visit Custom Gateway’s website.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future, including statements concerning the Company’s expected performance following its acquisition of Custom Gateway. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 6-K filed with the U.S. Securities and Exchange Commission on May 19, 2020. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

3